SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUN BANCORP, INC.
(Name of Issuer)

Common Stock, Par Value $1.00
(Title and Class of Securities)

86663B102
(CUSIP Number)

WL Ross & Co. LLC
1166 Avenue of the Americas
New York, New York 10036
Attention: Michael J. Gibbons
Telephone Number: (212) 826-1100
Facsimile Number: (212) 278-9645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
David Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Telephone: (212) 735-3000

September 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  □.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13)

CUSIP No. 96663B102	Schedule 13D	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 1,812,500(1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,812,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

(1)
The 1,812,500 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 96663B102	Schedule 13D	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR SBI AcquisitionCo, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 1,812,500(1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,812,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

(1)
The 1,812,500 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 96663B102	Schedule 13D	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 1,812,500(1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,812,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

(1)
The 1,812,500 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 96663B102	Schedule 13D	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 1,812,500(1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,812,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

(1)
The 1,812,500 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 96663B102	Schedule 13D	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 1,812,500(1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,812,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

(1)
The 1,812,500 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 96663B102	Schedule 13D	Page 7 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 1,812,500(1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,812,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

(1)
The 1,812,500 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 96663B102	Schedule 13D	Page 8 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ✗ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 1,812,500(1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,812,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

(1)
The 1,812,500 shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 96663B102	Schedule 13D	Page 9 of 13

Item 1.  Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of Sun Bancorp, Inc., a New Jersey corporation (the “Company”).  The Company’s principal executive offices are located at 226 Landis Avenue, Vineland, New Jersey 08360.

Item 2.  Identity and Background.

The names of the persons filing this Statement (collectively, the “Reporting Persons”) are:

•	WL Ross & Co. LLC, the investment manager of WL Ross Group, L.P.

•	WLR SBI AcquisitionCo, LLC (“WLR”)

•	WLR Recovery Fund IV, L.P., the sole manager of WLR

•	WLR Recovery Associates IV LLC, the general partner of WLR Recovery Fund IV, L.P.

•	WL Ross Group, L.P., the managing member of WLR Recovery Associates IV LLC

•	El Vedado, LLC, the general partner of WL Ross Group, L.P.

•	Wilbur L. Ross, Jr., the managing member of El Vedado, LLC

The principal business office for each of the Reporting Persons other than Wilbur L. Ross, Jr. and El Vedado, LLC is c/o WL Ross Group, L.P., 1166 Avenue of the Americas, New York, New York 10036. The principal business office for Mr. Ross and El Vedado, LLC is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401.  The principal occupation of each of the Reporting Persons is investments.

None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ross is a citizen of the United States of America.  WL Ross Group, L.P. and El Vedado, LLC are organized under the laws of the State of New York.  Each of the other Reporting Persons that is an entity is organized under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 7, 2010, WLR entered into a securities purchase agreement (the “Agreement”) with the Company to invest approximately $50 million of new capital in exchange for newly issued securities of the Company.  The Agreement is filed as Exhibit 2 hereto.

On September 22, 2010, pursuant to the terms of the Agreement, WLR acquired 1,812,500 shares of newly issued shares of Common Stock of the Company at a purchase price of $4.00 per share with cash consideration of $7,250,000.

CUSIP No. 96663B102	Schedule 13D	Page 10 of 13

Item 4.  Purpose of Transaction.

Pursuant to the terms of the Agreement and in addition to the 1,812,500 shares of Common Stock purchased on September 22, 2010, WLR acquired 42,626 shares of newly issued Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series B, of the Company, par value $1.00 per share (“Series B Preferred Shares”), at a purchase price of $1,000 per share with cash consideration of $42,626,000. The Series B Preferred Shares will automatically convert into voting Common Stock of the Company upon the receipt of certain shareholder approvals as set forth in the Agreement.  Upon conversion of the Series B Preferred Shares, WLR will directly own approximately 24.9 percent of the outstanding voting Common Stock of the Company.

Pursuant to the terms of the Agreement, Wilbur L. Ross, Jr. joined the Company’s Board of Directors (the “Company Board”) and the Board of Directors of Sun National Bank (the “Bank”), the Company’s principal depository institution subsidiary, on September 22, 2010.  Also pursuant to the Agreement, so long as WLR beneficially owns in excess of 7.5% of the outstanding Common Stock, a representative of WLR shall be appointed to each of the Company Board and the Board of Directors of the Bank, and so long as WLR is the beneficial owner of 6% or more of the outstanding Common Stock, WLR will have the right to have a representative attend board meetings of each of the Company Board and the Board of Directors of the Bank in a non-voting observer capacity.

WLR intends to continually review its investment in the Company.  Pending the results of such review and other factors that WLR deems relevant to an investment in the Company (but subject to the limitations described in Item 6 of this Statement), WLR may take or propose to take, alone or in conjunction with others including the Company, other actions intended to increase or decrease WLR’s investment in the Company or the value of their investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.  Pursuant to the terms of the Agreement and subject to certain exceptions, WLR shall not transfer shares of Common Stock or Series B Preferred Shares for 18 months following September 22, 2010.  Further, as long as WLR owns 5% or more of the outstanding Common Stock (including shares of Common Stock into which Series B Preferred Shares may be converted), WLR and its affiliates may not acquire beneficial ownership of any additional voting securities of the Company if the acquisition would result in its having beneficial ownership of more than 24.9% of the Company’s outstanding Common Stock.  The Agreement also provides WLR with customary preemptive rights in connection with certain stock issuances by the Company, so long as WLR owns 6% or more of the outstanding Common Stock (including shares of Common Stock into which Series B Preferred Shares may be converted).

Notwithstanding anything contained herein, WLR specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Statement, subject to the limitations in the Agreement.

Item 5.  Interest in Securities of the Issuer.

As of the date on which this Statement was initially filed, WLR beneficially owns a total of 1,812,500 shares of Common Stock, which in the aggregate represents approximately 6.4% of the Company’s outstanding Common Stock as of September 22, 2010.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Agreement, on July 7, 2010, the Company entered into securities purchase agreements with certain other institutional and accredited investors, including certain members of the Company’s founding Brown family and certain affiliates thereof (collectively, the “Brown Family Shareholders”) and certain affiliates of Siguler Guff & Company, LP (the “Siguler Guff Shareholders”), who agreed to invest an approximate aggregate amount of $56.7 million of new capital in exchange for newly issued securities of the Company.  The Brown Family Shareholders, the Siguler Guff Shareholders and certain other investors consummated their investments in the

CUSIP No. 96663B102	Schedule 13D	Page 11 of 13

Company on September 22, 2010, resulting in gross proceeds to the Company of $106.7 million, including the investment made by WLR.

Concurrently with entry into securities purchase agreements with the Company, on July 7, 2010, the Brown Family Shareholders entered into an agreement  (the “Voting Agreement”) with WLR to vote all shares of Common Stock beneficially owned by such Brown Family Shareholders, as of July 7, 2010, in favor of the Shareholder Approvals (as defined therein).  The Voting Agreement is filed as Exhibit 3 hereto.

On September 22, 2010, WLR, each of the Brown Family Shareholders, certain affiliates of the Brown Family Shareholders and the Siguler Guff Shareholders entered into a Shareholders Agreement (the “Shareholders Agreement”), a copy of which is filed as Exhibit 4 hereto.  The Shareholders Agreement provides for, among other things, reciprocal “tag along” sale rights to WLR, the Siguler Guff Shareholders and the Brown Family Shareholders in connection with certain sales of the Company’s securities by any of WLR, the Siguler Guff Shareholders or the Brown Family Shareholders and restrictions against the Brown Family Shareholders and their affiliates with respect to entering into Alternative Voting Arrangements (as defined therein).  The Shareholder Agreement also provides that for six years, the Brown Family Shareholders will not seek more than the greater of four seats or 28% of the seats on the Company Board or the Board of Directors of the Bank.

Item 7.  Material to be Filed As Exhibits.

Exhibit 1	Agreement among WL Ross & Co. LLC, WLR, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Wilbur L. Ross, Jr. as to Joint Filing of Schedule 13D.

Exhibit 2	Securities Purchase Agreement, dated as of July 7, 2010, between Sun Bancorp, Inc. and WLR.

Exhibit 3	Voting Agreement, dated as of July 7, 2010, among WLR and each party listed on Schedule A attached thereto.

Exhibit 4	Shareholders Agreement, dated as of September 22, 2010, among certain shareholder parties listed on Schedule A attached thereto.

CUSIP No. 96663B102	Schedule 13D	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2010

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR SBI ACQUISITIONCO, LLC

By:	WLR Recovery Associates IV, L.P.,
its Sole Manager
By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

CUSIP No. 96663B102	Schedule 13D	Page 13 of 13

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.